CUSIP No. 76133E 10 9 Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

REVA Medical, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

76133E 10 9
(CUSIP Number)

November 15, 2010
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 76133E 10 9 Page 2 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners V, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	5,262,583 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	5,262,583 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,262,583 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	16.1%
12)	Type of Reporting Person	PN

CUSIP No. 76133E 10 9 Page 3 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP V Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	124,322 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	124,322 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	124,322 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.4%
12)	Type of Reporting Person	PN

CUSIP No. 76133E 10 9 Page 4 of 8 Pages

Schedule 13G

Item 1(a)                 –      Name of Issuer:  REVA Medical, Inc.

Item 1(b)                 –      Address of Issuer’s Principal Executive Offices:

5751 Copley Drive, Suite B
San Diego, CA  92111

Item 2(a)                 –      Name of Person Filing:

This statement is being filed by Domain Partners V, L.P., a Delaware limited partnership (“Domain V”), and DP V Associates, L.P., a Delaware limited partnership (“DP V A”) (together, the “Reporting Persons”).

Item 2(b)	–	Address of Principal Business Office:

One Palmer Square
Princeton, NJ 08542

Item 2(c)	–	Place of Organization:

Domain V: Delaware
DP V A: Delaware

Item 2(d)	–	Title of Class of Securities:

Common Stock, $.0001 par value

Item 2(e)	–	CUSIP Number: 76133E 10 9

Item 3	–	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not applicable.

Item 4	–	Ownership.

(a) Amount Beneficially Owned:

Domain V:  5,262,583 shares of Common Stock
DP V A:  124,322 shares of Common Stock

(b) Percent of Class:

Domain V:  16.1%
DP V A:  0.4%

CUSIP No. 76133E 10 9 Page 5 of 8 Pages

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:

Domain V:  5,262,583 shares of Common Stock
DP V A:  124,322 shares of Common Stock

(ii) shared power to vote or to direct the vote:  -0-

(iii) sole power to dispose or to direct the disposition of:

Domain V:  5,262,583 shares of Common Stock
DP V A:  124,322 shares of Common Stock

(iv)  shared power to dispose or to direct the disposition of:  -0-

Item 5	–	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	–	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	–	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

Not applicable.

Item 8	–	Identification and Classification of Members of the Group:

See Exhibit 2.

Item 9	–	Notice of Dissolution of Group:

Not applicable.

Item 10	–	Certification:

Not applicable.

CUSIP No. 76133E 10 9 Page 6 of 8 Pages

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

Date:  February 3, 2011

CUSIP No. 76133E 10 9 Page 7 of 8 Pages

 EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 2, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

Date: February 3, 2011

CUSIP No. 76133E 10 9 Page 8 of 8 Pages

 EXHIBIT 2

    Identification and Classification of Members of the Group

Domain Partners V, L.P. and DP V Associates, L.P. are filing this statement on Schedule 13G as a group.

Domain Partners V, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates V, L.L.C., a Delaware limited liability company.

DP V Associates, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates V, L.L.C., a Delaware limited liability company.